Exhibit 1.01

George Risk Industries, Inc.

Conflict Minerals Report

For year ending December 31, 2020

This Conflict Minerals Report of George Risk Industries, Inc. (GRI) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

It is required to disclose certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the law are necessary to the functionality or production of those products. The specified minerals, referred to as 3TG, are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for the purpose of this report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

Overview

Business

GRI is an electronics manufacturer. Our focus is in the security and proximity switch markets. Primarily, GRI sells to security and fire distributors, but we also provide switches for OEM use.

Description of Products Covered by this Report

The products that GRI produce include security alarm switches, proximity switches, pool alarms, temperature and humidity sensors, custom computer keyboards, push-button switches, tools for wire handling, and other electronic products. Most of the GRI product line has products for which 3TG is necessary for the functionality or production of the product.

Supply Chain

GRI’s supply chain is complex. There are many 3rd parties between GRI and the original source of the 3TG. GRI does not purchase 3TG directly from mines, smelters, or refiners. Many of our electronic parts are purchased through distribution. As a result, GRI must rely on the information provided by suppliers for the information relating to 3TG. GRI has taken steps to identify the smelters and refiners of 3TG in our supply chain.

GRI has adopted a statement relating to Conflict Minerals. The statement communicates that GRI intends to be free of Conflict Minerals in its supply chain and expects GRI suppliers to treat their supply chain in the same way.

Reasonable Country of Origin Inquiry

GRI conducted a Reasonable Country of Origin Inquiry (RCOI) to determine whether any of the 3TG that is necessary for the functionality or production of its products originated in the Covered Countries or whether any of the 3TG could be from recycled or scrap sources. GRI retained Assent Compliance (Assent),a third-party service provider, to assist them in reviewing the supply chain and identifying risks. The parts of the RCOI were the identification of manufacturers and data collection from those manufacturers. GRI provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance manager (“ACM”).

To collect data on the materials’ sources of origin procured by the supply chain, GRI utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.0 or higher to conduct a survey or all in-scope suppliers. During the supplier survey, GRI contacted suppliers via the ACM, a software-as-a-service (SaaS) platform provided by Assent that enables users to complete and track supplier communication, and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. The ACM also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in the report, as well as the step-by-step process for supplier engagement and upstream due diligence investigation performed, are managed through this platform. Via the ACM and Assent team, GRI requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of the template was included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. GRI directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent. If a supplier did not comply with the request, that supplier was contacted several more times requesting the CMRT. GRI received CMRT responses from 47% of their submitted suppliers. GRI used the services of Assent Compliance to compile the results of their RCOI into a CMRT for GRI.

GRI’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of the Tier 1 suppliers. The results of the data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand the areas that require clarification or improvement.

All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, GRI tracks program gaps to account for future improvement opportunities.

Based on the findings through the RCOI process, GRI was able to determine the countries of origin for a large portion of the 3TGs in its products. Because GRI did not receive 100% response and because some of the responses were invalid or DRC Conflict Undeterminable, the results of the RCOI were inconclusive. Pursuant to guidance issued by the Securities and Exchange Commission (SEC), including statements made on April 7, 2017 by both the SEC’s Acting Chairman and the SEC’s Division of Corporation Finance, GRI is not required to describe any of our products as “DRC conflict free”, “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free’.” Therefore, GRI makes no conclusion in this regard in this report. Furthermore, given that GRI has not voluntarily elected to describe any of its products as “DRC conflict free”, an independent private sector audit of this report has not been conducted.